June 10, 2026

Avraham Brenmiller
Chief Executive Officer
Brenmiller Energy Ltd.
13 Amal St. 4th Floor, Park Afek
Rosh Haayin, 4809249 Israel

        Re: Brenmiller Energy Ltd.
            Registration Statement on Form F-3
            Filed on June 4, 2026
            File No. 333-296507
Dear Avraham Brenmiller:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Eric Victorson